Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 56774-30

Web site: www.langmichener.com

Direct Line: (604) 691-6842
Direct Fax Line: (604) 893-2361
E-Mail: jschmidt@lmls.com

October 18, 2007

VIA FAX AND MAIL
MAIL STOP 7010
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010

Attention: Mr. John W. Madison, Attorney

Dear Mr. Madison:

LINCOLN GOLD CORPORATION (the “Company”)
Form S-4 Registration Statement (the “Form S-4) originally filed September 11, 2007, as amended by Amendment No. 1 filed on October 10, 2007 (“Amendment No. 1)
SEC File No. 333-145978

Further to your discussion with our office earlier today, we hereby withdraw the Company’s October 16, 2007 request for acceleration of the Form S-4 to be effective as of 4:00 p.m. (EST) today.

The Company’s audited financial statements for the year ended December 31, 2006 and unaudited interim financial statements for the period ended June 30, 2007, as well as Appendix D containing a copy of the Company’s proposed form of bylaws, were inadvertently omitted from Amendment No. 1. We will be filing an Amendment No. 2 to correct these omissions and include an explanatory note.

Yours truly,

/s/ Josh Schmidt

Josh Schmidt
for Lang Michener LLP
JDS/jl